                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of February 2002


                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)



         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                     Form 20-F       X                  Form 40-F
                                   -----                             ------

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                         Yes                             No     X
                                   -----                      -----


         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ]


                          -----------------------------


 This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation
                     (Registration Statement No. 333-13160)

                               DAIMLERCHRYSLER AG




         FORM 6-K: TABLE OF CONTENTS


         1. Press Release of DaimlerChrysler AG, dated February 6, 2002, regarding DaimlerChrysler's 2001 operating results



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            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    This document contains forward-looking statements that reflect the current views of DaimlerChrysler management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: changes in general economic and business conditions, especially an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; lack of acceptance of new products or services, including increased competitive pressures on the general level of sales incentives and pricing flexibility; inability to implement the turnaround plans for the Chrysler Group and Freightliner promptly and successfully, especially an inability to meet revenue enhancement, efficiency and cost reduction initiatives; the ability of Mitsubishi Motors to implement its restructuring plan successfully; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

                                DAIMLERCHRYSLER

                                                             Press Information

                                                              February 6, 2002

Contact:
Thomas Froehlich                                 Phone ++49-(0)711-17-93311


DAIMLERCHRYSLER: OPERATING PROFIT 2001 WITHIN TARGET RANGE

o GROUP OPERATING PROFIT EXCLUDING ONE-TIME EFFECTS EURO 1.3 BILLION, UNADJUSTED EURO -1.3 BILLION

o GROUP NET RESULTS EXCLUDING ONE-TIME EFFECTS EURO 0.7 BILLION, UNADJUSTED EURO -0.7 BILLION

o    EARNINGS PER SHARE EXCLUDING ONE-TIME EFFECTS EURO 0.73,
     UNADJUSTED EURO -0.66

o    BOARD OF MANAGEMENT PROPOSES DIVIDEND OF EURO 1.00 PER SHARE

o OUTLOOK FOR 2002: GROUP OPERATING PROFIT EXCLUDING ONE-TIME EFFECTS EXPECTED TO EXCEED TWICE THE 2001 LEVEL BY A VERY SIGNIFICANT AMOUNT

Stuttgart/Auburn Hills - DaimlerChrysler (stock market code DCX) has announced key results for the 2001 financial year - a period marked in particular by difficult market conditions in North America as well as a general slowdown in the global economy.

Group Revenues were EURO 152.9 billion. After adjusting for the changes in the consolidated Group, total Revenues were almost unchanged.

Operating Profit excluding one-time effects was EURO 1.3 billion. This is within the target range of EURO 1.2 billion to 1.7 billion announced in February 2001. This result also exceeds the provisional estimates made public

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                                      2

at the beginning of January 2002, and was achieved despite economic and market conditions which deteriorated as the year 2001 progressed. With the inclusion of one-time effects (unadjusted) the Operating Loss was EURO 1.3 billion. Again, this is better than anticipated.

Net Income for the Group, excluding one-time effects, amounted to EURO 0.7 billion, Earnings Per Share were EURO 0.73.

Net Loss for the Group, including one-time effects, reached EURO 0.7 billion, and the Loss Per Share amounted to EURO 0.66.

The Board of Management proposes to the Supervisory Board a dividend distribution for 2001 of EURO 1.00 per share. The dividend level proposed is related to the year's earnings. However, DaimlerChrysler is confident that it will take profits to much higher levels in the future. A final decision on the dividend payment will be taken at the Annual Shareholders' Meeting in Berlin on April 10, 2002.

DaimlerChrysler has reviewed and updated its planning assumptions to take into account the consequences of a weaker economic and market environment. In February 2001, the Group set targets for 2002 and beyond based on reasonable assumptions that more favorable economic conditions would prevail. The reality is that the fundamentals have become more uncertain and the task more challenging. DaimlerChrysler nevertheless expects Group Operating Profit for 2002 excluding one-time effects to exceed twice the 2001 level by a very significant amount. The Group is confident it will achieve results similar to those projected one year ago, but at slightly later dates.

DaimlerChrysler will present details of the 2001 Consolidated Financial Statement at the Annual Press Conference on February 20, 2002.

                       DAIMLERCHRYSLER - FIGURES FOR 2001


-----------------------------------------------------------------------------------------------
 DaimlerChrysler Group                                        2001                   2000
                                                       U.S.-$         Euro           Euro
-----------------------------------------------------------------------------------------------
 Revenues, in millions                                136,072 1)     152,873 1)      162,384
-----------------------------------------------------------------------------------------------
 Operating Profit (Loss), in millions                   (1,173)        (1,318)         9,752
-----------------------------------------------------------------------------------------------
 Operating Profit, adjusted 2), in millions              1,197          1,345          5,213
-----------------------------------------------------------------------------------------------
 Net Income (Loss), in millions                           (589)          (662)         7,894
-----------------------------------------------------------------------------------------------
 Per Share (EPS)                                         (0.59)         (0.66)          7.87
-----------------------------------------------------------------------------------------------
 Net Income, adjusted 2), in millions                      650            730          3,481
-----------------------------------------------------------------------------------------------
 Per Share (EPS), adjusted 2)                             0.65           0.73           3.47
-----------------------------------------------------------------------------------------------
 Dividend proposed                                        0.89           1.00           2.35
-----------------------------------------------------------------------------------------------

1) A 1 % decrease after adjusting for changes in the consolidated group.
2) excluding one-time effects
Rate of exchange: 1 EURO = U.S.-$ 0.8901 (based on the noon buying rate on Dec. 31, 2001)


This document contains forward-looking statements that reflect the current views of DaimlerChrysler management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: changes in general economic and business conditions, especially an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; lack of acceptance of new products or services, including increased competitive pressures on the general level of sales incentives and pricing flexibility; inability to implement the turnaround plans for the Chrysler Group and Freightliner promptly and successfully, especially an inability to meet revenue enhancement, efficiency and cost reduction initiatives; the ability of Mitsubishi Motors to implement its restructuring plan successfully; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.


INTERNET SITE
Additional information and news from DaimlerChrysler is available on the Internet at: WWW.MEDIA.DAIMLERCHRYSLER.COM

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       DaimlerChrysler AG




                                       By:   /s/ ppa. Robert Koethner
                                             ---------------------------------
                                             Name:    Robert Koethner
                                             Title:   Vice President
                                                      Chief Accounting Officer



                                       By:   /s/ i.V. Friedrich Siener
                                             ---------------------------------
                                             Name:    Dr. Friedrich Siener
                                             Title:   Director





Date: February 6, 2002